09045342

COMPASS
GROUP

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

2 February 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group Plc, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Notification from Compass Group PLC relating to the acquisition of KIMCO Corporation North America (January 8, 2009).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group Plc relating to the Total Voting Rights and Capital as at 31 December 2008, in accordance with the Disclosure and Transparency Rules (January 2, 2009).

2. Notification from Compass Group PLC relating to the availability of the 2008 Annual Report and the Notice of Annual General Meeting (January 5, 2009).

3. Notification from Compass Group PLC relating to a Director/PDMR shareholding (Miguel Ramis) (January 7, 2009).

4. Notification from Compass Group PLC relating to the acquisition of KIMCO Corporation North America (January 8, 2009).

5. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 8, 2009).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

great people ***great*** service ***great*** results

6. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 9, 2009).

7. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 12, 2009).

8. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 13, 2009).

9. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 14, 2009).

10. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 15, 2009).

11. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 16, 2009).

12. Notification from Compass Group PLC relating the Annual Information Update (January 19, 2009).

13. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 19, 2009).

14. Notification from Compass Group PLC relating to a Director/PDMR announcement (Miguel Ramis) (January 20, 2009).

15. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 20, 2009).

16. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 21, 2009).

17. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 22, 2009).

18. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 23, 2009).

19. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 26, 2009).

20. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 27, 2009).

21. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 28, 2009).

22. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 29, 2009).

23. Notification from Compass Group PLC relating to a Director/PDMR shareholding (Didier Coutte) (January 30, 2009).

24. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (30 January, 2009).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 568,180 shares (January 1, 2009).

2. Companies Form No. 88(2) – Return of allotment of 69,381 shares (January 5, 2009).

3. Companies Form No. 88(2) – Return of allotment of 1,058,801 shares (January 9, 2009).

4. Companies Form No. 88(2) – Return of allotment of 127,536 shares (January 16, 2009).

5. Companies House Form 169 - Return by a company purchasing 225,000 of its own shares for cancellation (January 22, 2009).

6. Companies House Form 169 - Return by a company purchasing 225,000 of its own shares for cancellation (January 22, 2009).

7. Companies House Form No. 88(2) – Return of allotment of 169,628 shares (January 23, 2009).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

COMPASS
GROUP

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary
Encs.

COMPASS GROUP

82-5161

I NEWS RELEASES

COMPASS
GROUP

RECEIVED
2009 FEB 19 P 12:2

Compass Group Acquires KIMCO Corporation North America

Compass Group PLC announces the acquisition of the North American KIMCO Corporation ("KIMCO") from the Tarson family.

With 5,500 employees, KIMCO provides predominately caretaking soft services to commercial and industrial customers across North America. The consideration, which was paid in cash, was US$75m with a further maximum US$15m performance related payment.

Gary Green, Group Managing Director of Compass North America said: "We are excited to be gaining such capable and experienced management talent through the acquisition of KIMCO, which enables us to deliver services to additional segments of the market, and which positions Eurest Services for continued growth in North America."

- Ends -

Notes to editors:

1. Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generate annual revenues of around £11billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

2. Eurest Services is the Compass Group business and industry sector brand.

Enquiries:

Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

COMPASS GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:34 02-Jan-09
Number	0096L09

RNS Number : 0096L
Compass Group PLC
02 January 2009

Compass Group PLC - Total Voting Rights and Capital as at 31 December 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at31 December 2008its issued share capital consists of 1,847,600,897 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,847,600,897, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,847,600,897 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Annual Report and Accounts
Released	12:37 05-Jan-09
Number	0950L12

RNS Number : 0950L
Compass Group PLC
05 January 2009

Compass Group PLC

Annual Report 2008 incorporating the Notice of Annual General Meeting

In accordance with LR 9.6.3, copies of the above document have today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone: 020 7066 1000

Documents will normally be available for inspection within six normal business hours of this notice being given.

The Annual Report 2008 incorporating the Notice of Annual General Meeting can also be downloaded in pdf format from the Company's website at www.compass-group.com and an online version can be accessed at www.compass-group.com/annualreport08.

The Annual Report 2008 incorporating the Notice of Annual

General Meeting can also be viewed by clicking on the link below

http://www.rns-pdf.londonstockexchange.com/rns/0950L_-2009-1-5.pdf

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section   Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	16:48 07-Jan-09
Number	2918L16

RNS Number : 2918L
Compass Group PLC
07 January 2009

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMR") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long Term Incentive Plan Release

On 6 January 2009, Miguel Ramis, a PDMR, who is responsible for the majority of the Group's European businesses, exercised his rights over a vested award made under the Long Term Incentive Plan (which was granted for nil consideration) following satisfaction of both the Free Cash Flow and Total Shareholder Return performance conditions in the three years ended 30 September 2008 and 299,636 Shares were issued.

Following the transaction detailed above, Mr Ramis has increased his holding and is interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSU SHARE CAPIT
Miguel Ramis	668,076	0.03

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Acquisition
Released	09:51 08-Jan-09
Number	3206L09

RNS Number : 3206L
Compass Group PLC
08 January 2009

Compass Group Acquires KIMCO Corporation North America

Compass Group PLC announces the acquisition of the North American KIMCO Corporation ("KIMCO") from the Tarson family.

With 5,500 employees, KIMCO provides predominately caretaking soft services to commercial and industrial customers across North America. The consideration, which was paid in cash, was US$75m with a further maximum US$15m performance related payment.

Gary Green, Group Managing Director of Compass North America said: "We are excited to be gaining such capable and experienced management talent through the acquisition of KIMCO, which enables us to deliver services to additional segments of the market, and which positions Eurest Services for continued growth in North America."

- Ends -

Notes to editors:

1. Compass Group is the world's leading foodservice company. We specialise in providing food,
vending and related services on our clients' premises and we generate annual revenues of around
£11billion in the year to 30 September 2008. The company operates across the following core
sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education,
Sports & Leisure and Vending with an established brand portfolio. For more information visit
www.compass-group.com.

2. Eurest Services is the Compass Group business and industry sector brand.

Enquiries:

Investors/Analysts	AndrewMartin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 08-Jan-09
Number	3675L16

RNS Number : 3675L
Compass Group PLC
08 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 332.2600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 09-Jan-09
Number	4352L16

RNS Number : 4352L
Compass Group PLC
09 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 333.9000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 12-Jan-09
Number	5100L17

RNS Number : 5100L
Compass Group PLC
12 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 327.1800 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 13-Jan-09
Number	5837L17

RNS Number : 5837L
Compass Group PLC
13 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 328.6700 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:50 14-Jan-09
Number	6579L16

RNS Number : 6579L
Compass Group PLC
14 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 322.5600 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:53 15-Jan-09
Number	7405L16

RNS Number : 7405L
Compass Group PLC
15 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 318.6800 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:50 16-Jan-09
Number	8173L16

RNS Number : 8173L
Compass Group PLC
16 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 326.1900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Annual Information Update
Released	10:33 19-Jan-09
Number	8504L10

RNS Number : 8504L
Compass Group PLC
19 January 2009

Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, Compass Group PLC submits its annual information update, which refers to information that has been published or made available to the public for the period from 17 January 2008 to 16 January 2009.

The information referred to in this announcement was up to date at the time the information was published and some information may now be out of date.

Date of publication/Description of information (1) filing		Where informa was published
17 January 2008	Annual Information Update announcement	London Stock
17 January 2008	Share buy back announcement	London Stock
18 January 2008	Share buy back announcement	London Stock
18 January 2008	Companies House Form 88(2)	UK Companie
21 January 2008	Share buy back announcement	London Stock
22 January 2008	Companies House Form 169	UK Companie

22 January 2008	Companies House Form 169	UK Companie
22 January 2008	Share buy back announcement	London Stock
23 January 2008	Share buy back announcement	London Stock
24 January 2008	Share buy back announcement	London Stock
25 January 2008	Share buy back announcement	London Stock
28 January 2008	Share buy back announcement	London Stock
29 January 2008	Share buy back announcement	London Stock
30 January 2008	Share buy back announcement	London Stock
29 January 2008	Companies House Form 88(2)	UK Companie
31 January 2008	Companies House Form 169	UK Companie
31 January 2008	Companies House Form 169	UK Companie
31 January 2008	Companies House Form 169	UK Companie
31 January 2008	Companies House Form 169	UK Companie
31 January 2008	Companies House Form 169	UK Companie
31 January 2008	Share buy back announcement	London Stock
1 February 2008	Share buy back announcement	London Stock
1 February 2008	Total Voting Rights announcement	London Stock
4 February 2008	Companies House Form 88(2)	UK Companie
4 February 2008	Share buy back announcement	London Stock
5 February 2008	Share buy back announcement	London Stock
8 February 2008	AGM Statement & Interim Management Statement announcement	London Stock
8 February 2008	AGM Results	London Stock
8 February 2008	AGM Special Resolutions & Amended Articles of Association and Annual Report and Accounts	UK Companie
8 February 2008	Companies House Form 88(2)	UK Companie
11 February 2008	Share buy back announcement	London Stock
11 February 2008	Companies House Form 169	UK Companie
11 February 2008	Companies House Form 169	UK Companie
12 February 2008	Share buy back announcement	London Stock

13 February 2008	Share buy back announcement	London Stock
14 February 2008	Notification of major interest announcement	London Stock
14 February 2008	Share buy back announcement	London Stock
15 February 2008	Share buy back announcement	London Stock
15 February 2008	Companies House Form 88(2)	UK Companie
18 February 2008	Share buy back announcement	London Stock

Date of publication/Description of information (1) Filing		W w
18 February 2008	Companies House Form 169	U
18 February 2008	Companies House Form 169	U
19 February 2008	Share buy back announcement	L
20 February 2008	Share buy back announcement	L
21 February 2008	Notification of major interest announcement	L
21 February 2008	Share buy back announcement	L
22 February 2008	Share buy back announcement	L
25 February 2008	Share buy back announcement	L
25 February 2008	Companies House Form 88(2)	U
26 February 2008	Share buy back announcement	L
27 February 2008	Share buy back announcement	L
28 February 2008	Share buy back announcement	L
29 February 2008	Share buy back announcement	L
29 February 2008	Companies House Form 88(2)	U
3 March 2008	Share buy back announcement	L
3 March 2008	Total Voting Rights announcement	L
3 March 2008	Companies House Form 169	U
3 March 2008	Companies House Form 169	U
4 March 2008	Share buy back announcement	L
4 March 2008	Director/PDMR shareholding announcement	L
5 March 2008	Share buy back announcement	L
6 March 2008	Share buy back announcement	L
7 March 2008	Share buy back announcement	L
7 March 2008	Companies House Form 88(2)	U
7 March 2008	Companies House Form 169	U
7 March 2008	Companies House Form 169	U
10 March 2008	Share buy back announcement	L
11 March 2008	Share buy back announcement	L
12 March 2008	Share buy back announcement	L
13 March 2008	Director/PDMR shareholding announcement	L

13 March 2008	Share buy back announcement	L
14 March 2008	Share buy back announcement	L
14 March 2008	Companies House Form 88(2)	U
17 March 2008	Share buy back announcement	L
17 March 2008	Director/PDMR shareholding announcement	L
18 March 2008	Director/PDMR shareholding announcement	L
18 March 2008	Share buy back announcement	L
19 March 2008	Share buy back announcement	L
25 March 2008	Companies House Form 169	U
25 March 2008	Companies House Form 169	U
25 March 2008	Companies House Form 169	U
27 March 2008	Trading update announcement	L
31 March 2008	Companies House Form 88(2)	U
1 April 2008	Block listing announcement	L
1 April 2008	Total Voting Rights announcement	L
4 April 2008	Major shareholding announcement	L
6 April 2008	Companies House Form 88(2)	U
11 April 2008	Companies House Form 169	U
11 April 2008	Companies House Form 169	U
11 April 2008	Companies House Form 169	U
14 April 2008	Companies House Form 88(2)	U
19 April 2008	Companies House Form 88(2)	U
25 April 2008	Companies House Form 88(2)	U
1 May 2008	Total Voting Rights announcement	L
2 May 2008	Companies House Form 88(2)	U
9 May 2008	Companies House Form 88(2)	U

Date of publication/Description of information (1) Filing		W p
14 May 2008	Interim Results announcement	L
22 May 2008	Companies House Form 88(2)	U
23 May 2008	Companies House Form 88(2)	U
23 May 2008	Companies House Form 288(b)	U
23 May 2008	Director resignation announcement	L
29 May 2008	Interim Results availability announcement	L
30 May 2008	Companies House Form 88(2)	U
2 June 2008	Total Voting Rights announcement	L
4 June 2008	Notification of Major Interests in Shares: Legal & General Group plc	L
12 June 2008	Companies House Form 88(2)	U

13 June 2008	Companies House Form 88(2)	U
24 June 2008	Companies House Form 88(2)	U
27 June 2008	Companies House Form 88(2)	U
1 July 2008	Share buy back announcement	L
1 July 2008	Total Voting Rights announcement	L
2 July 2008	Share buy back announcement	L
3 July 2008	Share buy back announcement	L
3 July 2008	Director/PDMR announcement	L
4 July 2008	Share buy back announcement	L
7 July 2008	Share buy back announcement	L
7 July 2008	Companies House Form 88(2)	U
8 July 2008	Share buy back announcement	L
9 July 2008	Share buy back announcement	L
10 July 2008	Share buy back announcement	L
11 July 2008	Share buy back announcement	L
11 July 2008	Companies House form 88(2)	U
14 July 2008	Share buy back announcement	L
15 July 2008	Share buy back announcement	L
16 July 2008	Share buy back announcement	L
16 July 2008	Companies House Form 169	U
16 July 2008	Companies House Form 169	U
17 July 2008	Share buy back announcement	L
18 July 2008	Share buy back announcement	L
21 July 2008	Companies House Form 88(2)	U
21 July 2008	Share buy back announcement	L
22 July 2008	Analyst and Investor visit announcement	L
22 July 2008	Companies House Form 169	U
22 July 2008	Companies House Form 169	U
22 July 2008	Share buy back announcement	L
23 July 2008	Share buy back announcement	L
24 July 2008	Share buy back announcement	L
25 July 2008	Share buy back announcement	L
25 July 2008	Companies House Form 88(2)	U
28 July 2008	Third Quarter Interim Management Statement announcement	L
30July 2008	Share buy back announcement	L
31 July 2008	Share buy back announcement	L
31 July 2008	Total Voting Rights announcement	L
1 August 2008	Share buy back announcement	L
4 August 2008	Share buy back announcement	L
5 August 2008	Companies House Form 88(2)	U
5 August 2008	Share buy back announcement	L
6 August 2008	Share buy back announcement	L

7 August 2008	Share buy back announcement	L
7 August 2008	Companies House Form 169	U
7 August 2008	Companies House Form 169	U

Date of publication/Description of information (1) W
Filing p

8 August 2008	Share buy back announcement	L
8 August 2008	Companies House Form 88(2)	U
11 August 2008	Share buy back announcement	L
11 August 2008	Companies House Form 169	U
11 August 2008	Companies House Form 169	U
12 August 2008	Share buy back announcement	L
13 August 2008	Share buy back announcement	L
14 August 2008	Share buy back announcement	L
15 August 2008	Share buy back announcement	L
18 August 2008	Share buy back announcement	L
18 August 2008	Companies House Form 169	U
18 August 2008	Companies House Form 169	U
19 August 2008	Share buy back announcement	L
20 August 2008	Share buy back announcement	L
21 August 2008	Share buy back announcement	L
22 August 2008	Share buy back announcement	L
26 August 2008	Share buy back announcement	L
26 August 2008	Companies House Form 88(2)	U
26 August 2008	Companies House Form 88(2)	U
27 August 2008	Share buy back announcement	L
28 August 2008	Share buy back announcement	L
29 August 2008	Share buy back announcement	L
29 August 2008	Companies House Form 169	U
29 August 2008	Companies House Form 169	U
1 September 2008	Companies House Form 88(2)	U
1 September 2008	Share buy back announcement	L
1 September 2008	Share buy back announcement	L
1 September 2008	Total Voting Rights announcement	L
2 September 2008	Share buy back announcement	L
3 September 2008	Share buy back announcement	L
4 September 2008	Share buy back announcement	L
5 September 2008	Share buy back announcement	L
6 September 2008	Companies House Form 88(2)	U
9 September 2008	Share buy back announcement	L
10 September 2008	Share buy back announcement	L

11 September 2008	Share buy back announcement	L
12 September 2008	Share buy back announcement	L
12 September 2008	Companies House Form 88(2)	U
15 September 2008	Share buy back announcement	L
16 September 2008	Share buy back announcement	L
16 September 2008	Companies House Form 169	U
16 September 2008	Companies House Form 169	U
16 September 2008	Companies House Form 169	U
17 September 2008	Share buy back announcement	L
18 September 2008	Share buy back announcement	L
19 September 2008	Share buy back announcement	L
19 September 2008	Companies House Form 88(2)	U
22 September 2008	Share buy back announcement	L
23 September 2008	Share buy back announcement	L
24 September 2008	Share buy back announcement	L
25 September 2008	Share buy back announcement	L
23 September 2008	Companies House Form 169	U
23 September 2008	Companies House Form 169	U
25 September 2008	Companies House Form 169	U
25 September 2008	Companies House Form 169	U
26 September 2008	Share buy back announcement	L
26 September 2008	Companies House Form 88(2)	U

Date of publication/Description of information (1)
Filing

Where information was published (2)

29 September 2008	Trading Update announcement	London Stock Exchange
1 October 2008	Total Voting Rights announcement	London Stock Exchange
1 October 2008	Block Listing announcement	London Stock Exchange
3 October 2008	Companies House Form 169	UK Companies House
6 October 2008	Companies House Form 88(2)	UK Companies House
8 October 2008	Board and Board Committee Changes announcement	London Stock Exchange
10 October 2008	Companies House Form 88(2)	UK Companies House
17 October 2008	Companies House Form 88(2)	UK Companies House
21 October	Companies House	UK Companies

2008	Form 363(a)	House
24 October 2008	Companies House Form 88(2)	UK Companies House
30 October 2008	Companies House Form 88(2)	UK Companies House
31 October 2008	Total Voting Rights announcement	London Stock Exchange
10 November 2008	Companies House Form 88(2)	UK Companies House
1 November 2008	Companies House Form 288(a)	UK Companies House
14 November 2008	Companies House Form 88(2)	UK Companies House
21 November 2008	Companies House Form 88(2)	UK Companies House
26 November 2008	Annual Results announcement: year ended 30 September 2008	London Stock Exchange
28 November 2008	Director/PDMR shareholding announcement	London Stock Exchange
28 November 2008	Companies House Form 88(2)	UK Companies House
1 December 2008	Total Voting Rights announcement	London Stock Exchange
5 December 2008	Director/PDMR announcement	London Stock Exchange
8 December 2008	Companies House Form 88(2)	UK Companies House
15 December 2008	Companies House Form 88(2)	UK Companies House
18 December 2008	Major Interests in Shares announcement	London Stock Exchange
1 January 2009	Companies House Form 88(2)	UK Companies House
2 January 2009	Total Voting Rights announcement	London Stock Exchange
5 January 2009	Companies House Form 88(2)	UK Companies House
5 January 2009	Availability of Annual Report and Notice of AGM announcement	London Stock Exchange
7 January 2009	Director/PDMR announcement	London Stock Exchange
8 January 2009	Acquisition of KIMCO Corporation North America announcement	London Stock Exchange
8 January 2009	Share buy back announcement	London Stock Exchange

9 January 2009	Share buy back announcement	London Stock Exchange
9 January 2009	Companies House Form 88(2)	UK Companies House
12 January 2009	Share buy back announcement	London Stock Exchange
13 January 2009	Share buy back announcement	London Stock Exchange
14 January 2009	Share buy back announcement	London Stock Exchange
15 January 2009	Share buy back announcement	London Stock Exchange
16 January 2009	Share buy back announcement	London Stock Exchange
16 January 2009	Companies House Form 88(2)	UK Companies House

Note 1

Copies of all regulatory announcements can be found on, and downloaded from, the Company website, www.compass-group.com, and the London Stock Exchange website, www.londonstockexchange.com.

Note 2

a. Companies House forms - Descriptions of documents

Form 88(2) - Return of Allotments of shares
Form 169 - Return by a Company Purchasing its own shares
Form 288a - Appointment of a Director/Secretary
Form 288b - Resignation of a Director/Secretary
Form 288c - Change of Particulars of a Director/Secretary
Form 363a - Annual Return

b. Copies of these documents can be found on, and downloaded from, the Companies House Direct website http://direct.companieshouse.gov.uk/. Alternatively, copies can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or from the Group Company Secretary at the Company's Registered Office, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

Note 3

Copies of the Company's Annual Report 2008, and Interim Report for 2008 can be obtained from the Company website, www.compass-group.com, or can be found on, and

downloaded from, the Companies House Direct website at http://direct.companieshouse.gov.uk/. Alternatively, copies can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or from the Company Secretary at the Company's Registered Office, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

For further information, please contact:

Mark J White
Group Counsel and Company Secretary
01932 573000

END

RECEIVED

2009 FEB 18 P 12:-2

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 19-Jan-09
Number	8987L17

RNS Number : 8987L
Compass Group PLC
19 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 332.7900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	14:52 20-Jan-09
Number	9476L14

RNS Number : 9476L
Compass Group PLC
20 January 2009

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Miguel Ramis, a Person Discharging Managerial Responsibility, who is responsible for the majority of the Group's European businesses, has notified Compass Group PLC (the "Company") that, through an agreement dated 20 December 2008, he has pledged such number of ordinary shares of 10 pence each in the share capital of the Company ("Shares") as may be required from time to time to be used as security against lending obligations for which he may, from time to time, become responsible and which, at 20 December 2008, amounted to some SFR1m.

Mr Ramis is interested in 668,076 Shares, representing 0.036 per cent of the issued share capital of the Company.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary

Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:54 20-Jan-09
Number	9657L16

RNS Number : 9657L
Compass Group PLC
20 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 337.4900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section   Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 21-Jan-09
Number	0493M17

RNS Number : 0493M
Compass Group PLC
21 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 335.2500 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2009 FEB 18 P 12:42

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 22-Jan-09
Number	1223M17

RNS Number : 1223M
Compass Group PLC
22 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 339.5900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:45 23-Jan-09
Number	1959M16

RNS Number : 1959M
Compass Group PLC
23 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 330.9500 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 26-Jan-09
Number	2732M16

RNS Number : 2732M
Compass Group PLC
26 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 333.8900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

6. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 9, 2009).

7. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 12, 2009).

8. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 13, 2009).

9. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 14, 2009).

10. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 15, 2009).

11. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 16, 2009).

12. Notification from Compass Group PLC relating the Annual Information Update (January 19, 2009).

13. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 19, 2009).

14. Notification from Compass Group PLC relating to a Director/PDMR announcement (Miguel Ramis) (January 20, 2009).

15. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 20, 2009).

16. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 21, 2009).

17. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 22, 2009).

18. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 23, 2009).

19. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 26, 2009).

20. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (January 27, 2009).

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 27-Jan-09
Number	3440M17

RNS Number : 3440M
Compass Group PLC
27 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 337.5200 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 28-Jan-09
Number	4130M16

RNS Number : 4130M
Compass Group PLC
28 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 343.1300 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 29-Jan-09
Number	4926M16

RNS Number : 4926M
Compass Group PLC
29 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 337.6400 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	14:40 30-Jan-09
Number	5594M14

RNS Number : 5594M
Compass Group PLC
30 January 2009

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMR") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long Term Incentive Plan Release

On 29 January 2009, Didier Coutte, a PDMR, who is responsible for the Group's French, Japanese and Australasian businesses, exercised his rights over a vested award made under the Compass Group Long Term Incentive Plan (which was granted for nil consideration) following satisfaction of both the Free Cash Flow and Total Shareholder Return performance conditions in the three years ended 30 September 2008 and 299,636 Shares were issued.

Of the shares issued, 27,216 shares were sold on 30 January 2009 at 345.67p per share in order to realise sufficient funds to settle resultant tax liabilities arising from such issue.

Following the transactions detailed above, Mr Coutte has increased his holding and is interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSU SHARE CAPIT
Didier Coutte	632,127	0.0:

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

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Regulatory Announcement

Go to market news section   Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 30-Jan-09
Number	5871M17

RNS Number : 5871M
Compass Group PLC
30 January 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 January 2009 it purchased for cancellation 75,000 ordinary shares at a price of 344.3200 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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COMPASS GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	12	2008	23	12	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	52,391	250,980	156,050
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 16 Month 12 Year 2008	Day 23 Month 12 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,304	13,505	36,700
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	16	12	2008
To	23	12	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	750	25,500	28,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Ouf

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	95,935
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation SAD, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	451,680
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	11,049
Name(s): HSDL Nominees Limited Address: Participant Id 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	3,955
Name(s): Please see attached schedule of additional allottees. Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +2

Signed [signature] Date 01.01.2009

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

CMJ

Shareholder Details	Class of shares allotted	Number of shares allotted
BBHISL Nominees Limited Participant ID LNKAV a/c 127355 HSBC Institutional Fund Services HSBC Bank PLC Level 29, 8 Canada Square London, E14 5HQ	Ordinary	898
Ms Anne Pickford 222 Parlaunt Road Langley, Slough, SL3 8QY	Ordinary	500
Mrs Caroline Burton 54 Broadlands Drive Malvern, Worcs, WR14 1PW	Ordinary	603
Michael Fach Kirdorfer Str 47 6130 Bad Homburg, Germany	Ordinary	287
Andreas Schnakenberg Kapellenweg 3 53501 Grafschaft, Germany	Ordinary	86
Sonja Schneider Bruhlstr 7 75392 Deckenpfronn, Germany	Ordinary	283
Andreas Dexle Krautgartenweg 15 89335 Ichenhausen/Oxenbronn, Germany	Ordinary	574
Horst Fussinger Sperberweg 12 53859 Niederkassel, Germany	Ordinary	86
Bernd Hochdorffer Im Grun 1 76593 Gomsbach, Germany	Ordinary	144
Silvana Berger Bei Der Kirche 7 70794 Filderstadt/Silmingen, Germany	Ordinary	210
Dirk Eichler Westerbachstr 284 65936 Frankfurt Am Main, Germany	Ordinary	841

OMf

Robert Rolfsmeyer Buchenweg 6 63571 Gelnhausen, Germany	Ordinary	699
Beate Schmitt Waldstr 27/2 69207 Sandhausen, Germany	Ordinary	350

aly

RECEIVED

2009 FEB 18 P 12:43

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	12	2008	02	01	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,470	34,000	14,803
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 3 / 1 2 / 2 0 0 8	0 2 / 0 1 / 2 0 0 9

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,108		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.925		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Class of shares allotted: Ordinary	Number allotted: 8,470
Name(s): Greenwood Nominees Limited Address: Participant ID 142 CN, Designation SAD, 20 Moorgate, London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 34,000
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 14,803
Name(s): Additional allottees on attached schedule. Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed: MWhite Date: 5.1.09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Christine Grace Elliott 6 Woodchester Road Solihull West Midlands B93 8EW	Ordinary	5,764
Mrs Edwina Margaret Douglas 37 Camden Road Brecon Powys LD3 7RT	Ordinary	5,287
Mrs Josephine Hildegarde Francis Golding 8 Padstow Drive Stafford ST17 0GY	Ordinary	1,057

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	05	01	2009
To	09	01	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,057	133,460	147,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	01	2009	09	01	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,580	152,718	750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05 01 2009	09 01 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	166,000	145,500	299,636
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	£3.62

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

CHY

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	758,108
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Ordinary	1,057
Name(s): Morstan Nominees Limited Address: Account 50702, 25 Cabot Square, Canary Wharf, London UK Postcode: E14 4QA	Ordinary	120,000
Name(s): Miguel Ramis Barrios Address: Route de Chernex 2A, 1820 Montreux, Switzerland UK Postcode:	Ordinary	179,636
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 09.01.09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED

2009 FEB 18 P 12:43

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 12 Month 01 Year 2009	Day 16 Month 01 Year 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,235	60,500	25,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12 01 2009	16 01 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,271	5,180	18,350
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 116,968
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 4,122
Name(s): Please see attached additional schedule of allottees. Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: +2

Signed [signature] Date 16.01.09

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

ay

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
2009 FEB 18 P 12:43

P713

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

£3640

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC



TWENTY POUNDS
26 01 09



TWENTY POUNDS
26 01 09



ONE HUNDRED POUNDS
26 01 09



FIVE HUNDRED POUNDS
26 01 09

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	16 January 2009	19 January 2009	20 January 2009
Maximum prices paid § for each share	328.6700	322.5600	318.6800
Minimum prices paid § for each share	328.6700	322.5600	318.6800

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 727,432.50
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 3,640.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date



THREE THOUSAND POUNDS
26 01 09

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

2009 FEB 18 P 12:43

P713

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

£3730

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC



THREE THOUSAND POUNDS
26 09

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	75,000	75,000	75,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13 January 2009	14 January 2009	15 January 2009
Maximum prices paid § for each share	332.2600	333.9000	327.1800
Minimum prices paid § for each share	332.2600	333.9000	327.1800

§ A private company is not required to give this information



FIVE HUNDRED POUNDS
26 09



TWO HUNDRED POUNDS
26 09

The aggregate amount paid by the company for the shares to which this return relates was:	£ 745,005.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 3,730.00



TEN POUNDS
26 09

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed AWV. Derham. Designation‡ Deputy Company Secretary Date [illegible]



TWENTY POUNDS
26 09

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED

2009 FEB 18 P 12:43

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 19 Month 01 Year 2009	Day 23 Month 01 Year 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,681	43,000	43,750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

CM

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	01	2009	23	01	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,167	2,775	5,505
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CHf

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	01	2009
To	23	01	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	750	32,500	33,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID 142 CN, Designation ESOS 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	166,005
Name(s): HSDL Nominees Limited Address: Participant ID 33x24 Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	2,642
Name(s): Juergen Gaertner Address: Schluechterner Strasse 33A 36391 Sinntal, Germany UK Postcode	Ordinary	701
Name(s): Winifred Zayer Address: Wilhelmstrasse 113 42489 Wulfrath, Germany UK Postcode	Ordinary	280
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/1/09

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

ay